December 11, 2007

Mail Stop 7010

By U.S. Mail and facsimile to 989/638-1740

Mr. Thomas E. Moran
Assistant Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

> **Re: The Dow Chemical Company**
> **Definitive 14A**
> **Filed March 23, 2007**
> **File No. 001-03433**

Dear Mr. Moran:

We have reviewed your response letter dated October 16, 2007 to our comment letter dated August 21, 2007 and have the following comment. Please respond to our comment by December 26, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

We note your response to comment 6 of our letter dated August 21, 2007. Please give us a detailed legal analysis that explains how disclosure of your target levels for economic profit and cost of capital will affect your acquisitions and divestitures and cause you competitive harm.

Please contact me at (202) 551-3708 with any questions.

Sincerely,

Lesli L. Sheppard
Special Counsel